Exhibit 99.1

Nomad Foods Announces Intention to Refinance its Existing Senior Secured Term Loan Facility

FELTHAM, England – June 7, 2021 - Nomad Foods Limited (NYSE: NOMD) today announced that it intends to refinance its existing €553 million senior secured term loan facility through a new 7-year term facility under its existing senior facility agreement. Additionally, it intends to upsize its existing revolving cash flow facility to a new €175 million, 5-year revolving cash flow facility. There can be no assurance that the refinancing will occur, or, if it does, as to the terms of the refinancing.

In addition, Nomad is contemplating the potential incurrence of additional senior secured financing of up to €750 million in aggregate principal amount, subject to market conditions. Proceeds from such potential financing sources, including the new senior secured term loan and approximately €290 million of cash on balance sheet are expected to be used by Nomad to (i) repay its entire €400 million aggregate principal amount of its senior secured notes due 2024 (including the optional redemption premium thereon), (ii) repay its existing EUR Term Loan B, (iii) fund the acquisition of Fortenova Group’s Frozen Food Business Group and (iv) pay transaction fees and expenses. After giving effect to the transactions and uses described herein, Nomad expects its leverage ratio to be approximately 3.7x.

This press release is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy securities, nor shall there be any sale of securities in any state or jurisdiction in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Nomad Foods

Nomad Foods (NYSE: NOMD) is Europe's leading frozen food company. The Company's portfolio of iconic brands, which includes Birds Eye, Findus, Iglo, Aunt Bessie's and Goodfella's, have been a part of consumers' meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com

Nomad Foods Contacts
Investor Relations Contacts
Taposh Bari, CFA
Nomad Foods Limited
+1-718-290-7950

John Mills
ICR, Partner
+1-646-277-1254

Media Contact
Felipe Ucros
Gladstone Place Partners
+1-212-230-5930

Exhibit 99.1

Forward Looking Statements

This announcement contains ''forward-looking statements'' that are based on estimates and assumptions and are subject to risks and uncertainties. Forward-looking statements are all statements other than statements of historical fact or statements in the present tense, and can be identified by words such as “targets”, “aims”, “aspires”, “assumes” ''believes'', ''estimates'', ''anticipates'', ''expects'', ''intends'', “hopes”, ''may'', ''would'', ''should'', “could”, ''will'', ''plans'', ''predicts'' and ''potential'', as well as the negatives of these terms and other words of similar meaning. The forward-looking statements in this announcement, including expectations regarding the Company’s (i) ability to consummate the refinancing of its existing senior secured term loan facility and the expected terms thereof, (ii) ability to consummate the contemplated additional senior secured financing and the expected terms thereof and (iii) pro forma leverage ratio, are made based upon the Company's estimates, expectations and beliefs concerning future events affecting the Company and are subject to a number of known and unknown risks and uncertainties. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which it will operate, which may prove not to be accurate. The Company cautions that these forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in these forward-looking statements. Undue reliance should, therefore, not be placed on such forward-looking statements. Any forward-looking statements contained in this announcement apply only as at the date of this announcement and are not intended to give any assurance as to future results. The Company will update this announcement as required by applicable law, including the Prospectus Rules, the Listing Rules, the Disclosure and Transparency Rules, and any other applicable law or regulations, but otherwise expressly disclaims any obligation or undertaking to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

This press release constitutes a public disclosure of inside information by Nomad Foods Limited under Regulation (EU) 596/2014 (16 April 2014) and Implementing Regulation (EU) No 2016/1055 (10 June 2016). The person responsible for making this release on behalf of Nomad Foods Limited is Samy Zekhout, Chief Financial Officer.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in the United States or in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful.